Exhibit 21.1

Subsidiaries of Exult, Inc.

Name	Jurisdiction
Exult Limited	United Kingdom
Exult Equity Partners, Inc.	Delaware
Exult Mauritius Limited	Mauritius
Exult Client Services (India) Pvt. Ltd.	India
Exult Australia Pty Limited	Australia